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                                                                    EXHIBIT 23.4

                          [BORDEN & ELLIOT LETTERHEAD]

The Board of Directors
Med-Emerg International, Inc.


    We consent to the use of our name and opinion in connection with references to Canadian laws, regulations, treaties and potential liabilities in Amendment No. 3 to Med-Emerg International, Inc.'s Registration Statement. We note that our name is specificially referred to on page 2 under the heading "Civil Liabilities," and page 48 in connection with the information contained under the heading "Tax Aspects of the Offering" in the Prospectus and confirm that we are giving our opinion with respect to the information on pages 48 and 49, as indicated therein.


/s/ Borden & Elliot


Borden & Elliot



Toronto, Canada
July 23, 1997